Ballard Spahr Andrews & Ingersoll, LLP
                               1735 Market Street
                                   51st Floor
                           Philadelphia, PA 19103-7599
                                 (215) 665-8500

December 27, 2004

Filed Via EDGAR

Mr. Dominic Minore
Examiner
Division of Investment Management
Securities and Exchange Commission
450 Fifth Street, NW
Washington, DC 20549

         Re: PBHG Funds PEA 77 (1933 Act) and PEA 75 (1940 Act) to Registration Statement on Form N-1A - File Nos. 2-99810 and 811-04391
                  -----------------------------------------------------------



Dear Dominic:

                  Listed below are the responses of PBHG Funds to the comments you provided on Tuesday, December 7, 2004 regarding the above referenced post effective amendment to PBHG Funds' registration statement on Form N-1A. The comments you provided are in bold and PBHG Funds' responses follow in plain text.

  Comment No.    Comments and Responses

       1 Confirm that the name change of the Dwight Intermediate Fixed Income Fund from the PBHG Intermediate Fixed Income Fund was not made in conjunction with a fund merger.

                 The PBHG Intermediate Fixed Income Fund commenced operations on July 31, 2003 and since that time has been sub-advised by Dwight Asset Management Company. Effective July 28, 2004, the Fund changed its name to the Dwight Intermediate Fixed Income Fund to more prominently feature the Fund's sub-adviser and not in conjunction with a fund merger.

       2 The disclosure in the prospectus and statement of additional information regarding market timing and selective disclosure may need to be more specific to meet the disclosure requirements in the SEC's final rule "Disclosure Regarding Market Timing and Selective Disclosure of Portfolio Holdings" (SEC Rel. No. IC-26418), which effective date is December 5, 2004.

                 The following disclosure will be added to the last page of PBHG Funds' prospectus:

                 "The complete portfolio holdings of each Fund as of the end of each calendar quarter is available on the PBHG Funds website at WWW.PBHGFUNDS.COM. Portfolio holdings will be posted to the website on the 15th calendar day after the end of each calendar quarter and will remain available until replaced with the Fund's portfolio holdings for the following calendar quarter end."

       3 In the statement of additional information, the disclosure in the sixth and seventh paragraphs under the section titled "Portfolio Transactions" does not conform to new Rule 12b-1(h) under the Investment Company Act of 1940, as amended, as adopted in the SEC's final rule "Prohibition on the Use of Brokerage Commissions to Finance Distribution" (SEC Rel. No. IC-16591), which effective date is December 13, 2004. This disclosure will need to be modified.

                 The aforementioned disclosure in PBHG Funds' SAI will be modified as set forth on Exhibit A attached hereto.

       4 The financial statements incorporated by reference in the registration statement are dated more than 245 days prior to the date this post effective amendment is expected to become effective and, pursuant to Rule 3-18(c) of Regulation S-X, will need to be updated.

                 PBHG Funds shall incorporate by reference into its statement of additional information the financial statements dated September 30, 2004 contained in PBHG Funds' 2004 Semi-Annual Report, which was filed with the Commission on December 1, 2004.

         With respect to the foregoing comments, PBHG Funds acknowledges the following:

         1. PBHG Funds is responsible for the adequacy and accuracy of disclosure in its filings.

         2. Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filings.

         3. PBHG Funds may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the Federal securities laws of the United States.

         With respect to the above responses for which PBHG Funds undertakes to make changes, such changes will be made in a post effective amendment to be filed via Rule 485(b) on or about January 14, 2005. Please contact the undersigned at 215-864-8621 if you wish to discuss any of our responses to your comments.

         On behalf of PBHG Funds, we appreciate your assistance in connection with this review.

                                                     Very truly yours,

                                                     /s/ Matthew DiClemente
                                                     ----------------------
                                                     Matthew DiClemente

MRD/mrd
cc:      John M. Zerr
         Vice President and Secretary
         PBHG Funds

         Robert E. Putney, III
         Vice President and Assistant Secretary
         PBHG Funds

         William H. Rheiner, Esq.
         Ballard Spahr Andrews & Ingersoll, LLP

         John N. Ake, Esq.
         Ballard Spahr Andrews & Ingersoll, LLP

                                    EXHIBIT A

In response to your comment, the following sentence has been deleted from the
SAI:
"In addition, the Adviser or Sub-Adviser may place orders for the purchase or sale of Fund securities with qualified broker-dealers that refer prospective shareholders to the Funds."

In addition, the following paragraph has been deleted from the SAI:
"Consistent with the Conduct Rules of the National Association of Securities Dealers, Inc. ("NASD") and subject to seeking best execution and such other policies as the Board of Trustees may determine, the advisers may consider sales of the Fund's shares as a factor in the selection of broker-dealers to execute portfolio transactions for the Fund";

and replaced with the following paragraph:

"The advisers are not permitted to compensate a broker-dealer for selling fund shares by directing a portfolio transaction to that broker dealer and will not consider sales of a Fund's shares as a factor in the selection of broker-dealers to execute portfolio transactions for a Fund. Nonetheless, the fact that a broker-dealer sells Fund shares does not prohibit an adviser from doing business with that broker-dealer. Consistent with Rule 12b-1(h)(2) under the 1940 Act, Liberty Ridge Capital has adopted, and the Trust's Board of Trustees as approved, policies and procedures reasonably designed to prevent (1) the persons responsible for selecting brokers and dealers to effect the Fund's portfolio securities transactions from taking into account the brokers' and dealers' promotion or sale of Fund shares or shares of any other registered investment company and (2) the Trust and its investment adviser and principal underwriter from entering into any agreement (whether oral or written) or other understanding under which the company directs, or is expected to direct, portfolio securities transactions, or other remuneration to a broker or dealer as compensation for the promotion or sale of Fund shares or shares of any other registered investment company.